Aurora Cannabis Provides Further Clarification on Letter of Intent for Production of Cannabis for Medical purposes in Malta

TSX: ACB

EDMONTON, July 28, 2018 /CNW/ - Further to the Company's press release dated July 24, 2018, Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today provides further clarification on its statement in regard to receiving a Letter of Intent to establish one of the first medical cannabis production facilities in Malta. The Company received a Letter of Intent from Malta Enterprise for the establishment of a seed-to-pharma cannabis operation, including the construction of a hybrid production facility that will be focused predominantly on the production of oils and derivatives. Operations will be carried out by a new company, to be formed by Aurora and its local partner Cherubino Ltd., the largest pharmaceutical wholesaler in Malta with an operating history of over 100 years. Aurora will be the majority shareholder in the new venture.

Highlights

•	True seed-to-pharma operation, including the processing of cannabis into oils and other derivate products
•	Aurora will be allocated industrial land for the development of the facility by Malta Industrial Parks Ltd.
•	The facility will be designed by ALPS, using additional local expertise
•	Production operations to be completed to EU GMP standards.
•

Aurora, through Pedanios, has worked closely with its local partner Cherubino Ltd. to develop a concept for the production of medicinal cannabis that fulfills all necessary requirements in accordance with the Maltese "Production of Cannabis for Medicinal and Research Purpose Act, 2018".

•	Size and design of the facility will be determined shortly,
•	In addition to serving the domestic (Maltese) market, Malta is strategically located to serve export markets throughout Europe

"Aurora continues to be the industry leader in the EU by being one of the first producers to have been granted a letter of intent for the production of cannabis for medicinal and research purpose in Malta," said Neil Belot, Chief Global Business Development Officer. "Being able to cover the entire cannabis value chain from seed or clone to sales, including the production of extracts and other derivatives, positions us well to serve multiple markets with high-margin product. We are grateful to Malta Enterprise for their trust in Aurora. This letter of intent is also very much the result of our close collaboration with our local partner Cherubino, whose reputation and standing in Malta were instrumental in establishing our local presence. We look forward to establishing a thriving business, create significant employment, and serve the Maltese and EU population with an broad range of high quality cannabis and cannabis based products."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired –MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: For media: Heather MacGregor, +1.365.338.1565, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 12:21e 28-JUL-18